Exhibit 3.3

MANAGEMENT’S DISCUSSION

AND ANALYSIS (MD&A)

For the three months ended
March 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

This Management’s Discussion and Analysis (“MD&A”) provides a discussion and analysis of the financial conditions and results of operations to enable a reader to assess material changes in the financial condition and results of operations as at and for the three months ended March 31, 2013. The MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto (“Statements”) of Teranga Gold Corporation (“Teranga” or the “Company”) as at and for the three months ended March 31, 2013 as well as with the audited consolidated financial statements of Teranga as at and for the twelve months ended December 31, 2012. The Company’s Statements and MD&A are presented in United States dollars, unless otherwise specified, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Additional information about Teranga, including the Company’s Annual Information Form for the twelve months ended December 31, 2012, as well as all other public filings, is available on the Company’s website at www.terangagold.com and on the SEDAR website (www.sedar.com).

This report is dated as of May 14, 2013. All references to the Company include its subsidiaries unless the context requires otherwise.

The MD&A contains references to Teranga using the words “we”, “us”, “our” and similar words and the reader is referred to using the words “you”, “your” and similar words.

OVERVIEW OF THE BUSINESS

Teranga is a Canadian-based gold company which operates the Sabodala gold mine and is currently exploring 10 exploration licenses covering 1,200km2 in Senegal, comprising the regional land package, surrounding the Sabodala gold mine. The Sabodala gold mine, the regional land package, and shares held in Oromin Explorations Ltd. (“Oromin”) are collectively referred to as the Sabodala Gold Assets.

The Sabodala gold mine, which came into operation in 2009, is located 650 kilometres southeast of the capital of Senegal, Dakar within the West African Birimian geological belt in Senegal where approximately 11 million ounces of gold resources have been discovered over the past six years, and lies about 90 kilometres from major gold mines in Mali.

Management believes that the combination of the Sabodala gold mine and mill and its regional land package, all within trucking distance to the Sabodala mill, provides the basis for growth in reserves and production, resulting in expected growth in earnings and cash flow per share as new discoveries are made and processed through the Sabodala mill.

Our Mission is to share the benefits with all of our stakeholders through responsible mining. We strive to act as a responsible corporate citizen by building projects together with the communities near our planned operations and by committing to using best available technologies as we carry out our actions. We aim to achieve benefits for all parties involved, and to contribute to the sustainability and improved livelihoods for the communities in which we operate.

Our Vision is to become a preeminent gold producer in West Africa while setting the benchmark for responsible mining.

Phase 1: Become a mid-tier gold producer in Senegal with 250,000 to 350,000 ounces of annual gold production leveraging off the Company’s existing mill and infrastructure

Phase 2: Increase annual gold production to 400,000 to 500,000 ounces via a mill expansion as gold inventories increase.

ADOPTION OF IFRIC 20

2012 comparative amounts have been restated to reflect the Company’s adoption of IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine.  Refer to Adoption of New Accounting Standards.

FINANCIAL AND OPERATING HIGHLIGHTS

2013 First Quarter Results

(US$000’s, except where indicated)	Three months ended March 31
Financial Data	2013	2012
Revenue	113,815	60,526
Profit/(loss) attributable to shareholders of Teranga	44,983	(2,074)
Per share	0.18	(0.01)
Operating cash flow	23,640	35,927
Capital expenditures	22,176	31,432
Free cash flow [1]	1,464	4,495
Cash and cash equivalents (including bullion receivables)	57,459	19,197
Net debt[2]	40,690	39,198

	Three months ended March 31
Operating Data	2013	2012
Gold Produced (ounces)	68,301	41,904
Gold Sold (ounces)	69,667	35,268
Average realized price ($ per ounce)	1,090	1,712
Total cash costs ($ per ounce sold)[3]	535	650
Total depreciation and amortization ($ per ounce sold)[3]	268	212
Total production costs ($ per ounce sold)[3]	803	863

Note: March 31, 2012 values were restated due to the adoption of IFRIC 20. Refer to Adoption of New Accounting Standards.

1 Free cash flow is defined as operating cash flow less capital expenditures.

2 Net debt is defined as total borrowings less cash and cash equivalents.

3 Total cash costs per ounce, total depreciation and amortization per ounce and total production costs per ounce are non-IFRS financial measures and do not have a standard meaning under IFRS. For definitions of these metrics, please see page 11of this report.

First Quarter Financial and Operating Highlights

•                  Gold revenue for the first quarter of 2013 was $113.8 million compared to $60.5 million in the same prior year period, an increase of 88 percent.  The increase in gold revenue was mainly driven by higher gold sales.

•                  Consolidated profit attributable to shareholders of Teranga for the first quarter of 2013 was $45.0 million ($0.18 per share), compared to a loss of $2.1 million ($0.01 per share) in the same prior year period.  The increase in profit and earnings per share were primarily due to an increase in gross profit from an increase in revenues and a significant loss on gold hedge contracts in the prior year.

•                  Operating cash flow for the first quarter of 2013 was $23.6 million compared to $35.9 million in the same prior year period.  The decrease in operating cash flow was mainly due to delivery of 45,289 ounces into the hedge book during the first quarter of 2013 and the timing of working capital receipts and payments.

•                  Capital expenditures were $22.2 million for the first quarter of 2013, which was $9.3 million lower than the same prior year period.  The decrease in capital expenditures was mainly due to higher expenditures in 2012 related to the mill expansion which was completed in second quarter 2012, partially offset by higher capitalized deferred stripping expenditures in first quarter 2013.

•                  Gold production for the three months ended March 31, 2013 increased 63 percent to 68,301 ounces of gold compared to the same prior year period due to the processing of higher grade ore combined with higher mill throughput as a result of the completion of the mill expansion.

•                  Gold sold for the three months ended March 31, 2013 increased 98 percent to 69,667 ounces compared to the same prior year period.  Ounces sold during the first quarter were slightly higher than production for the period due to a draw-down of gold in circuit inventory.  At March 31, 2013, gold in circuit and gold bullion inventory amounted to 11,883 ounces.

•                  Total cash costs for the three months ended March 31, 2013 decreased 18 percent to $535 per ounce sold compared to the same prior year period.  While gross mine site costs increased 35 percent due to higher mining and processing rates, the decrease in total cash costs per ounce was mainly due to higher gold ounces sold and higher capitalization of production phase stripping costs. Total cash costs have been adjusted for the adoption of IFRIC 20 for capitalization of a portion of production phase stripping costs.

•                  The Company’s cash balance at March 31, 2013 increased to $57.4 million, including $6.4 million in bullion receivables.

•                  Total production costs per ounce, comprised of total cash costs and depreciation and amortization, were

$803 per ounce in the first quarter of 2013 compared to $863 per ounce in the same prior year period.

•                  During the first quarter of 2013, the average realized gold price was $1,090 per ounce with 45,289 ounces delivered into gold hedge contracts at an average price of $806 per ounce and 24,378 ounces sold at an average spot price of $1,619 per ounce.  During the same prior year period, 35,268 ounces were sold at an average price of $1,712 per ounce.

•                  The gold forward sales contracts declined by 45,289 ounces during the first quarter 2013 to 14,500 ounces at March 31, 2013. As of April 15, 2013, the Company is 100 percent hedge free after having bought back the remaining “out of the money” gold forward sales contracts.

Outlook 2013

	For the year ended December 31, 2013
	Revised Guidance	Original Guidance
Operating results
Production (oz)	190,000 - 210,000	190,000 - 210,000
Total cash costs (incl. royalties)[1,2] ($/oz sold)	650 – 700	650 – 700
Exploration and evaluation expense (Regional Land Package) ($ millions)	3.0	10.0 – 15.0

Administration expenses ($ millions)	13.0	15.0 – 20.0

Capital expenditures ($ millions)
Mine site	20.0	20.0 - 25.0
Capitalized reserve development (Mine License)	5.0	5.0 - 10.0
Gora development costs
Mobile equipment	5.0	30.0 - 35.0
Site development	5.0	15.0 - 20.0
Total Gora development costs	10.0	45.0 - 50.0
Capitalized deferred stripping[2]	35.0	35.0 - 40.0
Total capital expenditures	70.0	105.0 - 125.0

1  Total cash costs per ounce is a non-IFRS financial measure and does not have a standard meaning.  For a definition of this metric, please see page 11of this report.

2  Includes the impact of adopting IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine.  Refer to Adoption of New Accounting Standards.

First quarter results benefited from continuation of mining a high grade zone in phase two, as a result, the Company remains on track to produce between 190,000 — 210,000 ounces of gold in 2013. Total cash costs guidance for 2013 remains unchanged at $650 to $700 per ounce despite the increase in the royalty rate from 3% to 5% effective January 1, 2013.

In light of market conditions, we have lowered discretionary expenditures in a number of key areas including operations, exploration and administration, as well as, sustaining and development capital.

Reserve development expenditures on the Mine License have been reduced while exploration drilling on the Regional Land Package is being minimized. The Agreement in Principle signed with the Government of Senegal in early April provides for the extension of five key regional exploration licenses which allows the Company to defer regional exploration activity.  Exploration expense for 2013 is now expected to total $3 million, a decrease from our original guidance range of $10 to $15 million, while capitalized reserve development costs are now expected at the lower end of our original guidance range of $5 to $10 million.

General and administrative expenses have been reduced to $13 million from the original guidance range of $15 to $20 million, but still provide for the necessary support of operations and development.

Sustaining and development capital expenditures have been reduced by extending the timeline for the development of the Company’s first satellite deposit at Gora, where permits are expected in 2013 and production in the first half of 2014.  Mine site capital expenditures are expected at the lower end of our original guidance range of $20 to $25 million. Development expenditures at Gora in 2013 will be minimized to $5 to $10 million from a previous expected range of $45 to $50 million, of which $23 million was to be financed via the new mobile equipment loan.  Capitalized deferred stripping at the Sabodala pit is now expected at the bottom end of the original range of $35 to $40 million.

With these changes, at a gold price of $1,400 per ounce, we expect to generate free cash flow in 2013 which will further improve our financial strength during this period.

REVIEW OF FINANCIAL RESULTS

(US$000’s, except where indicated)	Three months ended March 31
Financial Results	2013	2012
Revenue	113,815	60,526
Cost of sales	(55,971)	(31,117)
Gross Profit	57,844	29,409

Exploration and evaluation expenditures	(2,027)	(7,176)
Administration expenses	(3,830)	(3,349)
Share based compensation	73	(1,755)
Finance costs	(2,696)	(938)
Gains/(losses) on gold hedge contracts	2,193	(17,483)
Gains on oil hedge contracts	31	615
Net foreign exchange losses	(61)	(369)
Impairment of available for sale financial asset	(962)	—
Other income	9	8
Profit/(loss) for the period	50,574	(1,038)
Profit attributable to non-controlling interest	5,591	1,036
Profit/(loss) attributable to shareholders of Teranga	44,983	(2,074)
Basic earnings/(losses) per share	0.18	(0.01)

Revenue

Gold revenue for the three months ended March 31, 2013 was $113.8 million compared to gold revenue of $60.5 million for the same prior year period. The increase in gold revenue was driven by a higher volume of gold sales, partially offset by lower spot gold prices.  Revenues exclude the impact of realized losses on ounces delivered into forward sales contracts which are classified within losses on gold hedge contracts.

During the first quarter of 2013, the average market price of gold was $1,631 per ounce, with gold trading between a range of $1,562 and $1,692 per ounce based on the London PM Fix gold price.  This compares to an average of $1,690 per ounce during the prior year quarter, with a low of $1,565 and a high of $1,785 per ounce.

Cost of Sales

(US$000’s, except where indicated)	Three months ended March 31
Cost of Sales	2013	2012
Mine production costs	28,340	25,528
Depreciation and amortization	20,319	9,002
Royalties	5,610	1,822
Rehabilitation	1	4
Inventory movements	1,701	(5,239)
Total cost of sales	55,971	31,117

Cost of sales for the three months ended March 31, 2013 totalled $56.0 million and consists of mine production costs, depreciation and amortization, royalties, rehabilitation costs and inventory movement costs. This compares with cost of sales for the prior year period of $31.1 million.

For the three months ended March 31, 2013, mine production costs were $28.3 million compared with $25.5 million in the prior year.  Higher mine production costs were due to higher mining and processing activity (see Review of Operating Results section).

Depreciation and amortization for the three months ended March 31, 2013 totalled $20.3 million compared with $9.0 million for the prior year period.  On a gross cost basis, depreciation was higher in 2013 due to higher gold sales as many of the Company’s fixed assets are depreciated using the units of production method of depreciation.  In addition, depreciation was higher in the first quarter of 2013 as the plant expansion was completed in the second quarter of 2012.

For the three months ended March 31, 2013, royalties were $5.6 million, $3.8 million higher than the three months ended March 31, 2012.  Higher royalties were due to higher gold sales and an increase in the royalty rate on sales from 3% to 5%, effective January 1, 2013.

Inventory movements for the three months ended March 31, 2013 resulted in an increase to cost of sales of $1.7 million compared to a reduction of $5.2 million for the prior year period.  The 2013 increase to cost of sales is mainly due to lower ore in stockpiles.

Exploration and Evaluation

Exploration and evaluation expenditures for the three months ended March 31, 2013 totalled $2.0 million, $5.1 million lower than the prior year period, reflecting the Company’s decision to minimize drilling on the regional land package in the current gold price environment.

Administration

Administration expenses for the three months ended March 31, 2013, which include costs of the corporate and Dakar offices as well as community and social responsibility costs (“CSR”), were $3.8 million, $0.5 million higher than the prior year period. The higher costs in the first quarter of 2013 reflect higher expenditures in the corporate & Dakar offices and ongoing CSR activities, partially offset by lower professional and consulting fees. Administration costs are expected to decline in the next few quarters as cost containment initiatives are instituted.

Share based compensation

During the three months ended March 31, 2013, a total of 510,000 common share stock options were granted to directors, officers, employees and consultants, all at an exercise price of $3.00 per share, and 480,556 common share stock options were cancelled.  No stock options were exercised during the quarter.

Of the 17,168,611 common share stock options issued and outstanding as at March 31, 2013, 16,993,611 vest over a three-year period and 175,000 vest based on achievement of certain milestones. The fair value of options that vest upon achievement of milestones will be recognized based on our best estimate of outcome of achieving our results.

Finance Costs

Finance costs for the three months ended March 31, 2013 of $2.7 million reflect interest costs related to the outstanding bank and mobile equipment loans, amortization of capitalized borrowing costs, political risk insurance relating to the project finance facility and bank charges.  Finance costs were higher than the prior year period due to higher debt balances and interest costs on borrowings.

Gold Hedge Contracts

During the three months ended March 31, 2013, 45,289 ounces were delivered into forward sales contracts at an average price of $806 per ounce, representing 65 percent of gold sales for the quarter.  A total of 24,378 ounces of gold were sold into the spot market at an average price of $1,619 per ounce resulting in an average realized price for the quarter of $1,090 per ounce. During the same prior year period, 35,268 ounces were sold into the spot market at an average price of $1,712 per ounce.

The gain on gold hedge contracts totalled $2.2 million for the three months ended March 31, 2013 and resulted from a decrease in the spot price of gold from December 31, 2012.  The total mark-to-market loss at March 31, 2013 of the remaining 14,500 ounces of gold under gold hedge contracts recorded as a financial derivative liability decreased to $11.7 million due to the reduction in forward sales contracts outstanding during the quarter.

As of April 15, 2013, the Company is 100 percent hedge free after having bought back the remaining “out of the money” gold forward sales contracts at a cost of $8.6 million.

Oil Hedge Contracts

The gain on oil hedge contracts totalled $0.5 million for the quarter ended March 31, 2013 and resulted from an increase of $5 per barrel over the December 31, 2012 spot price of oil.  The oil hedge contracts were completed at March 31, 2013.

Net Foreign Exchange Gains and Losses

The Company generated foreign exchange losses of $0.1 million for the three months ended March 31, 2013 primarily related to realized losses from the Sabodala gold mine operating costs recorded in the local currency and translated into the US dollar functional currency.

Impairment of Available for Sale Financial Asset

For the three months ended March 31, 2013, the Company recognized a non-cash impairment loss of $1.0 million on the Oromin Exploration Limited (“Oromin”) shares.  This impairment loss was based on a further decline in Oromin’s share price.

REVIEW OF OPERATING RESULTS

		Three months ended March 31
Operating Results		2013	2012
Ore mined	(‘000t)	1,312	1,117
Waste mined	(‘000t)	7,536	6,316
Total mined	(‘000t)	8,848	7,433
Grade mined	(g/t)	1.87	1.38
Ounces mined	(oz)	78,929	49,516
Strip ratio	waste/ore	5.7	5.7
Ore milled	(‘000t)	696	573
Head grade	(g/t)	3.31	2.52
Recovery rate	%	92.1	90.0
Gold produced[1]	(oz)	68,301	41,904
Gold sold	(oz)	69,667	35,268
Average price received	$/oz	1,090	1,712
Total cash cost (incl. royalties)[2]	$/oz sold	535	650
Mining	($/t mined)	2.61	2.53
Milling	($/t milled)	22.47	17.19
G&A	($/t milled)	6.17	5.61

1  Gold produced represents change in gold in circuit inventory plus gold recovered during the period.

2  Total cash costs per ounce is a non-IFRS financial measure with no standard meaning under IFRS.  For a definition of this metric, please see page 11of this report.

Total tonnes mined for the three months ended March 31, 2013 were 19 percent higher compared to the same prior year period due to the increase in hauling and drilling capacity of the mining fleet during 2012 and first quarter 2013. Ore tonnes mined were 17 percent higher compared to the prior year period while grades mined were 36 percent higher resulting in an increase in ounces mined of about 60 percent. Mining rates are expected to decrease by about 2 percent in the second quarter through the balance of the year despite the commissioning of 3 haul trucks and 1 shovel as the Company lowers its mining rate to maximize free cash flow in 2013 but maintain production guidance.

Unit mining costs for the quarter were 3 percent higher than the prior year period, mainly due to higher costs for blasting consumables enabling better fragmentation for processing.

Ore tonnes milled for the three months ended March 31, 2013 were 21 percent higher than the same prior year period due to an increase in mill capacity as a result of the completion of the mill expansion in the second quarter of 2012. Transfer chute design upgrades and the addition of more durable liners in the high wear points through the plant commenced with a comprehensive planned shutdown in January 2013, with further work to continue during planned shutdowns in both the second and third quarters 2013. These changes are anticipated to help reduce the frequency and duration of unplanned downtime allowing the design targets to be achieved. Crusher operating time is the key to meeting design target throughput rates.

Unit processing costs for the three month period ended March 31, 2013 were 31 percent higher than the same prior year period mainly due to higher power generation cost due to a higher power demand associated with the increased milling capacity, higher maintenance costs associated with the planned January shutdown to improve crusher operating time, and higher consumption of grinding media required for the processing of a lower ratio of soft to hard ore blend.

Unit general and administration costs for the three months ended March 31, 2013 were higher compared to the same prior year period mainly due to a buildup in manpower.

Total cash costs for the three months ended March 31, 2013 were $37.3 million compared to cash costs of $22.9 million in the same prior year period.  Total cash costs for the three months ended March 31, 2013 decreased 18 percent to $535 per ounce sold compared to the same prior year period.  While gross mine site costs increased 35 percent due to higher mining and processing rates, the decrease in total cash costs per ounce was due to higher gold ounces sold and capitalization of production phase stripping costs. Total cash costs have been adjusted for the adoption of IFRIC 20 for capitalization of a portion of production phase stripping costs.

Total production cost per ounce, including total cash costs and depreciation and amortization, were $803 per ounce sold for the three months ended March 31, 2013 compared to $863 per ounce for the prior year period, a reduction of 7 percent.

STRATEGY AND DEVELOPMENT

Agreement with Republic of Senegal

The Company signed a long-term comprehensive Agreement in Principle (“Agreement”) with the Republic of Senegal in early April.  The Agreement sets out a predictable and stable fiscal operating environment for the Company’s future investment in exploration, acquisitions and development to increase reserves and production.  The Agreement benefits all stakeholders and gives the Company the ability to invest with certainty in regards to the fiscal and operating parameters.  The agreement is expected to be finalized during the second quarter of 2013.

The Republic of Senegal has agreed to support the Company in its plan for further development, notably:

•                  To a price and formula to allow for the acquisition of the Republic’s additional participation option on deposits not on the Company’s Mine License and to incorporate these into the Company’s existing Mine License and fiscal regime;

•                  To support drilling of the Niakafiri deposit on the Mine License;

•                  To extend the term of its renewable Mine License by five years to 2022 and extend five key exploration licenses by a further 18 months beyond current expiry periods;

•                  To commit to work with the Company to ensure full access to exploration targets currently occupied by artisanal miners;

•                  To settle all outstanding tax assessments in a fair and equitable manner; and

•                  To resolve the Special Contribution Tax of 5% in return for the fiscal changes to our stability agreement noted below.

The Company has agreed to the following:

•                  To increase the royalty rate on sales from 3% to 5% effective January 1, 2013;

•                  The Company intends to make a payment of approximately $5.4 million related to accrued dividends to the Republic of Senegal in respect of its existing 10% minority interest.  The payment is expected to be made upon the completion of embedding the Agreement into the Company’s mining and exploration concessions.  The Company has also agreed to advance a further $8.0 million in 2014 and 2015.

•                  The Company intends to make a payment of approximately $4.2 million related to the waiver of the right for the Republic of Senegal to acquire an additional interest in the Gora project.  The payment is expected to be made upon receipt of all required approvals authorizing the processing of all ore through the Sabodala plant.

Additional Board member

In April 2013, the Company appointed Mr. Jeff Williams to the Board of Directors of the Company.

Mr. Williams is a non-executive member of the Company’s Board and is also an advisor to Mineral Deposits Limited, the company that built the Sabodala mine.

Mine License (ML) Reserve Development

The Sabodala Mine License covers 33km2 and, in addition to the mine related infrastructure, contains the Sabodala, Masato, Niakafiri, Niakafiri West, Soukhoto and Dinkokhono deposits.

During the first quarter 2013, Reverse Circulation (“RC”) and Diamond Drilling (“DD”) on the ML totalled about 10,000 metres at a cost of $1.4 million.

The overall objective of the ML exploration program is to extend the life of mine, at a production rate of about 200,000 ounces per year, to the year 2020 to 2025, which would result in a 10 to 15 year mine life since the IPO in 2010.

Sabodala — Main Flat Extension (MFE) / Lower Flat Zone (LFZ)

In first quarter 2013, more than 3,000 metres of drilling was completed at Sabodala to further define the ore body.  Drilling targeted the MFE immediately adjacent to the current ultimate pit, as well as additional mineralization located below the MFE, to confirm the continuation of these zones. The targeted zones are positioned between 150 metres and 350 metres below the surface. The MFE remains open down plunge and to the northwest.

Drilling during the first quarter was primarily from within the pit and along the perimeter to the east and west of the current pit to upgrade and increase mineral resources. Drilling confirmed continuation of these zones. The 2013 drill program for Sabodala was largely completed at the end of first quarter 2013.

Waste dump condemnation drilling to the SE of the Sabodala open pit encountered a zone of mineralization within the general trend of the NW Shear projected to the SE near the base of Sambaya Hill.  Drilling continued in this area during the first quarter, following up on results received in 2012.

Further analysis and modeling of results is planned during the second quarter 2013.

Niakafiri West, Soukhoto and Dinkokhono

A large resource definition program is planned for 2013 for the Niakafiri, Niakafiri West, Dinkokhono and Soukhoto deposits, pending ongoing community discussions. In conjunction with our Agreement with the Republic of Senegal, Management expects to complete these discussions and commence drilling in the second quarter of 2013.

Masato North

The Masato North target area is located along the possible northeast trending splay of the Sabodala Shear zone, to the north of Masato. Drilling intersected a strongly altered shear zone containing sericite, albite and sulphides. A total of 870 metres in 6 holes were drilled in the first quarter 2013 and results are pending.

Regional Exploration

There are currently 50 anomalies and drill targets that have been identified on the Company’s approximately 1,200 km²

Regional Land Package (“RLP”), all within trucking distance of the mill.  During first quarter 2013, the primary focus for the regional exploration program was on the Tourokhoto-Marougou and Goumbou Gamba prospects, and geological mapping and trench sampling programs were undertaken on the Ninyenko and Soreto prospects within the Heremakono Permit.

Tourokhoto-Marougou

A program of approximately 4,300 metres of RC drilling was completed in the first quarter to follow up on the mineralization intersected at Tourokhoto Marougou in 2012.  Three mineralized zones ranging in strike length from 0.5 km to 1.3 km and with varying widths have been outlined. Geological and resource modeling is ongoing.  The previous drilling program identified significant mineralization on three RC lines spaced over a total strike length of 1,200 metres. The follow-up program was designed to determine if this mineralization is continuous between and along strike of these widely spaced lines.

Goumbou Gamba

A 1,600 metre RC drill program was completed in the first quarter at Goumbou Gamba. The program was implemented to test the strike and down dip extensions of gold mineralization identified over a 2 km strike length in earlier Rotary Air Blast (“RAB”) and RC drill campaigns.

Results indicate that gold grades are of a low tenor and are widely dispersed within the shear zone. Geological modeling is ongoing.

Soreto

Geological mapping and rock chip sampling was undertaken at Soreto.  A 4 km long surface gold anomaly associated with a major NNW regional shear structure was identified. A limited diamond drill-hole program has been designed to test the mineralization at depth.

Ninyenko

Geological mapping and trench sampling at Ninyenko has confirmed the existence of a near surface flat lying gold bearing brecciated shear zone with pervasive quartz- hematite-potassic alteration. Gold mineralization has been identified in prospect trenches covering an area 1.3 km long by 0.6 km wide.  Channel sampling of the mineralized zone gave elevated gold values. Trenching and mapping is planned to locate extensions to the gold mineralization.

CASH FLOW

(US$000’s, except where indicated)	Three months ended March 31
Cash Flow	2013	2012
Operating	23,640	35,927
Investing	(22,141)	(31,244)
Financing	9,476	(217)
Effect on exchange rates on holdings in foreign currencies	319	(507)
Change in cash and cash equivalents during period	11,294	3,959
Cash and cash equivalents - beginning of period	39,722	7,470
Cash and cash equivalents - end of period	51,016	11,429

Operating Cash Flow

Operating cash flow for the three months ended March 31, 2013 was $23.6 million compared to $35.9 million for the three months ended March 31, 2012.  The decrease in operating cash flow was mainly due to delivery of 45,289 ounces into the hedge book during the first quarter of 2013 and the timing of working capital receipts and payments.

Investing Cash Flow

(US$000’s, except where indicated)	Three months ended March 31
Capital Expenditures	2013	2012
Mine site & development capital	5,147	17,264
Capitalized reserve development	2,338	7,125
Capitalized deferred stripping	14,691	7,042
Total Capital Expenditures	22,176	31,432

Net cash used in investing activities for the three months ended March 31, 2013 was $22.1 million, compared to $31.2 million in the prior year period.  The decrease reflects lower mine site capital expenditures due to completion of the mill expansion and lower capitalized reserve development costs, partially offset by higher capitalized deferred stripping costs in the current year quarter.

Financing Cash Flow

Net cash provided by financing activities for the three months ended March 31, 2013 was $9.5 million compared to net cash used in financing activities of $0.2 million in the prior year period.  Net cash provided by financing activities in first quarter 2013 include proceeds of $11.1 million received from Macquarie Bank Limited (“Macquarie”), net of transaction costs paid, and borrowing costs of $1.8 million. Financing cash flows in 2012 include proceeds of the finance lease facility of $2.9 million, partially offset by repayments of the finance lease facility of $2.8 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s liquidity continues to improve, even as it extinguishes its hedge book, with $57.4 million, including $6.4 million in bullion receivables, in addition to 4,453 ounces in bullion inventory at March 31, 2013. The gold forward sales contracts declined during the first quarter to 14,500 ounces as at March 31, 2013 and subsequent to quarter end the Company bought back the remaining “out of the money” gold forward sales contracts.

During the first quarter of 2013, the Company entered into a new $50 million finance lease facility with Macquarie.  The lease facility replaces the finance lease facility previously in place with SocGen, which was assigned and novated to Macquarie.  The proceeds will be put towards additional equipment for the Sabodala pit as well as the new equipment required for the Gora deposit that is currently being permitted.  In total, $22.7 million was outstanding at March 31, 2013, including $10.5 million novated from SocGen during the quarter. A further $4.3 million will be drawn down in the second quarter when final delivery of Sabodala equipment is received. The balance of $23 million will be reserved for future drawn downs for purchases of mining equipment, as required.

With the increased cash balance at the end of the first quarter, and even at a gold price of $1,400 per ounce, we are positioned to maintain our current cash balance in 2013 through the elimination of our hedge book and a reduction in discretionary spending. Management believes that the combination of a higher cash balance, selling 100 percent of production at spot gold prices, the development of Gora and a production level of ~200,000 ounces per year at Sabodala are expected to be sufficient to support the Company’s operating requirements in 2013 and beyond without the need for additional equity financing.

Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Working capital requirements

The Company’s working capital requirements primarily relate to the mining costs of extracting ore from the Sabodala gold mine and then the costs involved in processing the ore to remove the gold, before the gold itself is sold.

As at March 31, 2013, the Company had the following payments due on contractual obligations and commitments:

Payments Due By Period (US$millions)

	Total	< 1 year	1-3 years	4-5 years	>5 years
Mining Fleet Lease Facility[1]	22.7	11.4	11.4	—	—
2 -Year Loan Facility[2]	60.0	—	60.0	—	—
Exploration commitments[3]	27.5	2.1	25.3	—	—
Government of Senegal payments[4]	7.5	4.7	1.9	0.9	—
Mining equipment supply contract[5]	4.3	4.3	—	—	—
Total	122.0	22.6	98.5	0.9	—

1 During the first quarter of 2013, the Company entered into a $50 million finance lease facility with Macquarie Bank Limited (“ Macquarie”).  The facility bears interest of LIBOR plus 7.5 percent and is repayable quarterly over the next two years.

2 Reflects a 2-Year Loan Facility concluded with Macquarie in June 2012.  The Loan Facility bears interest of LIBOR plus a margin of 10 percent and shall be repaid on or before June 30, 2014.

3 Reflects the exploration permits, licenses and drilling contracts committed to by the Company.  The “exploration commitments” only represent the amounts the Company is required to spend to remain eligible for the renewal of permits beyond the current validity period.  The Company may elect to allow certain permits to expire and are not required to spend the “committed” amount per respective permit.  The Company will not incur any penalties for not meeting the financial requirement for additional validity period tenure.

4 Includes a payment of $3.7 million calculated on the basis of $6.50 for each ounce of new reserves until December 31, 2012 and an expected payment of $3.8 million for the settlement of tax adjustments related to three outstanding tax assessments.

5 During the third quarter of 2012, the Company finalized a contract to purchase additional mining equipment. The equipment will be financed by the new equipment lease facility with Macquarie which was finalized during the first quarter of 2013.  Ninety percent of the total cost of the additional mining equipment will be funded by the Mining Fleet Lease Facility.

Sabodala Operating Commitments

The Company faces the following operating commitments in respect of the Sabodala gold operation:

Pursuant to the Company’s Mining Concession, a royalty of 5 percent is payable to the Republic of Senegal based on the value of gold shipments, evaluated at the spot price on the shipment date.

$425,000 per annum is payable for social development of local authorities in the surrounding Tambacounda region during the term of the Mining Concession.

$30,000 per year is payable for logistical support of the territorial administration of the region from date of notification of the Mining Concession.

$200,000 per year of production is payable for training of Directorate of Mines and Geology officers and Mines Ministry.

CONTINGENT LIABILITIES

During the three months ended March 31, 2012, the Company signed a long-term comprehensive Agreement in Principle with the Republic of Senegal.  A component of the agreement relates to the settlement of outstanding tax assessments and special contribution payment.

Outstanding tax assessments

The Company has accrued $3.8 million at March 31, 2013, representing our best estimate of the amount required to settle the three outstanding tax assessments.

The outstanding tax assessments, which total $36 million, are summarized as follows:

•                  Sabodala Mining Company SARL (“SMC”) — January 2013 tax assessment.  This tax assessment was received from the Senegalese tax authorities claiming withholding tax of approximately $6 million on payments made to foreign providers.

•                  Sabodala Gold Operations SA (“SGO”) — December 2012 tax assessment.  This tax assessment was received from the Senegalese tax authorities claiming withholding taxes of approximately $6 million on amounts considered as distributions, contribution of land built properties, withholding tax on salaries and withholding tax on payments made to foreign providers

•                  SGO — 2011 tax assessment.  This tax assessment was received from the Senegalese tax authorities claiming withholding taxes of approximately $24 million relating to interest paid to SGML Capital under the Mining Fleet Lease facility, director’s fees and services rendered by offshore companies.

Government Payments

The Company intends to make a payment of $5.4 million related to accrued dividends to the Republic of Senegal in respect of its existing 10% minority interest.  The payment is to be made upon the completion of embedding the Agreement into the Company’s mining and exploration concessions.

The Company intends to make a payment of $4.2 million related to the waiver of the right for the Republic of Senegal to acquire an additional interest in the Gora project.  The payment is to be made upon receipt of all required approvals authorizing the processing of all ore through the Sabodala plant.

ADOPTION OF NEW ACCOUNTING STANDARDS

Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods.  The Company adopted IFRIC 20 on January 1, 2013 and restated the 2012 comparative amounts.  The impact of adopting IFRIC 20 to the March 31, 2012 balances included an increase to mine development expenditures of $7.0 million, a decrease to inventory of $6.2 million and a decrease to cost of sales of $0.8 million.

NON-IFRS FINANCIAL MEASURES

The Company provides some non-IFRS measures as supplementary information that management believes may be useful to investors to explain the Company’s financial results. “Average realized price” is a financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold and silver sales. Average realized price excludes from revenues unrealized gains and losses on non-hedge derivative contracts. The average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

“Total cash cost per ounce sold” is a common financial performance measure in the gold mining industry but has no standard meaning under IFRS. The Company reports total cash costs on a sales basis. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is considered the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measure of other companies.

“Total depreciation and amortization per ounce sold” is a common financial performance measure in the gold mining industry but has no standard meaning under IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total cash costs per ounce sold, total depreciation per ounce sold and total production costs per ounces sold are calculated as follows:

(US$000’s, except where indicated)	Three months ended March 31
Cash cost per ounce sold	2013	2012
Gold produced[1]	68,301	41,904
Gold sold	69,667	35,268
Cost of sales	55,971	31,117
Less: depreciation and amortization	(20,319)	(9,002)
Less: realized oil hedge gain	(487)	(661)
Add: non-cash inventory movement	1,636	1,510
Less: other adjustments	490	(24)
Total cash costs	37,291	22,940
Total cash costs per ounce sold	535
		650
Depreciation and amortization	20,319	9,002
Non - cash inventory movement	(1,636)	(1,510)
Total depreciation and amortization	18,683	7,492
Total depreciation and amortization per ounce sold	268	212
Total production costs per ounce sold	803	863

1 Gold produced represents change in gold in circuit inventory plus gold recovered during the period.

OUTSTANDING SHARE DATA

The Company’s fully diluted share capital as at the report date was:

Outstanding	March 31, 2103
Ordinary shares	245,618,000
Stock options granted at an exercise price of $3.00 per option	17,168,611
Fully diluted share capital	262,786,611

TRANSACTIONS WITH RELATED PARTIES

Equity interests in related parties

Details of percentages of ordinary shares held in subsidiaries are disclosed in Note 33 of the audited annual consolidated financial statements of the Company for the period ended December 31, 2012.

Transactions with key management personnel

Details of key management personnel compensation are disclosed in the Note 26 and Note 38 of the audited annual consolidated financial statements of the Company for the period ended December 31, 2012.

No loans were made to directors or director-related entities during the period.

Transactions with other related parties

The Company has no payable to or receivable from other related parties as at March 31, 2013.

Shareholdings

Teranga’s 90 percent shareholding in SGO, the company operating the Sabodala gold mine, is held 89.5 percent through Mauritius holding company, Sabodala Gold Mauritius Limited (“SGML”), and the remaining 0.5 percent by individuals nominated by SGML to be at the board of directors in order to meet the minimum shareholding requirements under Senegalese law. On death or resignation, a share individually held would be transferred to another representative of SGML or added to its current 89.5 percent shareholding according to the circumstances at the time.

CEO/CFO CERTIFICATION

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

The Company’s CEO and CFO certify that, as March 31, 2013, the Company’s DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others, particularly during the period in which the interim filings are being prepared; and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. They also certify that the Company’s ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The control framework the Company’s CEO and CFO used to design the Company’s ICFR is The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  There is no material weakness relating to the design of ICFR.  There is no limitation on scope of design as described in paragraph 3.3 of NI 52-109.  There has been no change in the Company’s design of the ICFR that occurred during the three months ended March 31, 2013 which has materially affected, or is reasonably likely to materially affect the Company’s ICFR.

RISKS AND UNCERTAINTIES

The Company is subject to various financial and operational risks and uncertainties that could have a significant impact on profitability and levels of operating cash flow. These risks and uncertainties include, but are not limited to: fluctuations in metal prices (principally the price of gold), capital and operating cost estimates, borrowing risks, production estimates, need for additional financing, uncertainty in the estimation of mineral reserves and mineral resources, the inherent danger of mining, infrastructure risk, hedging activities, insured and uninsured risks, environmental risks and regulations, government regulation, ability to obtain and renew licenses and permits, foreign operations risks, title to properties, competition, dependence on key personnel, currency, repatriation of earnings and stock exchange price fluctuations.

AMENDMENTS TO CORPORATE GOVERNANCE PRACTICES

Adoption of Advance Notice Bylaw

The Company also announces that its Board of Directors has approved an amendment to its by-laws to add an advance notice requirement (the “Advance Notice By-Law”), which requires advance notice to be given to the Company in circumstances where nominations of persons for election as a director of the Company are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the “CBCA”); or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the Advance Notice By-law fixes a deadline by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Company must be given not less than 30 nor more than 65 days prior to the date of the annual meeting, however, in the event the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

The Advance Notice By-Law is effective immediately and will be submitted to shareholders for confirmation and ratification at the Company’s upcoming annual and special meeting of shareholders to be held on June 26th, 2013 (the “Meeting”).

Majority Voting Policy

The Company also announces that the Board has adopted a majority voting policy (the “Majority Voting Policy”) with respect to the election of directors in uncontested elections.  In the event that a nominee receives more “withheld” than “for” votes in an uncontested election, he or she will be expected to submit to the Board his or her resignation, to take effect upon acceptance by the Board.  The Board, on the recommendation of the corporate governance and nominating committee, will consider the resignation and make its decision to accept or reject such resignation and announce its decision in a news release within 90 days after the shareholder meeting at which the candidacy of the director was considered.

The full text of the Advance Notice By-Law and the Majority Voting Policy are available on SEDAR at www.sedar.com. Further details regarding the Meeting will be contained in a Management Information Circular that will be mailed to shareholders of the Company and filed on SEDAR in due course.

CORPORATE DIRECTORY

Directors

Alan Hill, Executive Chairman

Richard Young, President and CEO

Christopher Lattanzi, Non-Executive Director

Oliver Lennox-King, Non-Executive Director

Alan Thomas, Non-Executive Director

Frank Wheatley, Non-Executive Director

Jeff Williams, Non-Executive Director

Senior Management

Alan Hill, Executive Chairman

Richard Young, President and CEO

Mark English, Vice President, Sabodala Operations

Paul Chawrun, Vice President, Technical Services

Navin Dyal, Vice President and CFO

David Savarie, Vice President, General Counsel & Corporate Secretary

Kathy Sipos, Vice President, Investor & Stakeholder Relations

Macoumba Diop, General Manager and Government Relations Manager, SGO

Registered Office

121 King Street West, Suite 2600

Toronto, Ontario, M5H 3T9, Canada

T:+1 416 594 0000

F: +1 416 594 0088

E: investor@terangagold.com

W: www.terangagold.com

Senegal Office

2K Plaza

Suite B4, 1er Etage

sis la Route due Meridien President

Dakar Almadies

T: +221 338 693 181

F: +221 338 603 683

Auditor

Ernst & Young LLP

Share Registries

Canada: Computershare Trust Company of Canada

T: +1 800 564 6253

Australia: Computershare Investor Services Pty Ltd

T: 1 300 850 505

Stock Exchange Listings

Toronto Stock Exchange, TSX symbol: TGZ

Australian Securities Exchange, ASX symbol: TGZ

For further information please contact:  Kathy Sipos, Vice-President of Investor Relations:

T: +1 416 594 0000

E: ksipos@terangagold.com

FORWARD LOOKING STATEMENTS

Certain information included in this management discussion and analysis, including any information as to the Company’s strategy, projects, exploration programs, joint venture ownership positions, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”.  The words “believe”, “expect”, “will”, “intend”, “anticipate”, “project”, “plan”, “estimate”, “on track” and similar expressions identify forward looking statements. Such forward-looking statements are necessarily based upon a number of estimates, assumptions, opinions and analysis made by management in light of its experience that, while considered reasonable, may turn out to be incorrect and involve known and unknown risks, uncertainties and other factors, in each case that may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Such forward-looking statements are not guarantees of future performance. These assumptions, risks, uncertainties and other factors include, but are not limited to: assumptions regarding general business and economic conditions; conditions in financial markets and the future financial performance of the company; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the supply and demand for, deliveries of, and the level and volatility of the worldwide price of gold or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets, including changes in U.S. dollar and CFA Franc interest rates; risks arising from holding derivative instruments; adverse changes in our credit rating; level of indebtedness and liquidity; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business, as well as other risks and uncertainties which are more fully described in the Company’s Annual Information Form dated March 27, 2013 and in other Company filings with securities and regulatory authorities which are available at www.sedar.com. Accordingly, readers should not place undue reliance on such forward looking statements. Teranga expressly disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

COMPETENT PERSONS STATEMENT

The technical information contained in this Report relating to the mineral reserve estimates within the Sabodala, Sutuba, Niakafiri and Gora deposits and the Stockpiles, is based on information compiled by Julia Martin, P.Eng., MAusIMM (CP), a full time employee with AMC Mining Consultants (Canada) Ltd., is independent of Teranga, is a “qualified person” as defined in NI 43-101 and a “competent person” as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms. Martin has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms Martin has reviewed and accepts responsibility for the reserve estimates disclosed above. Ms Martin has consented to the inclusion in the report of the matters based on her information in the form and context in which it appears in this Report.

The technical information contained in this Report relating to the mineral resources is based on information compiled by Ms. Patti Nakai-Lajoie, who is a Member of the Association of Professional Geoscientists of Ontario.  Ms. Patti Nakai-Lajoie is full time employee of Teranga and is not “independent” within the meaning of National Instrument 43-101.  Ms. Patti Nakai-Lajoie has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms. Patti Nakai-Lajoie is a “Qualified Person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects.and she consents to the inclusion in the report of the matters based on her information in the form and context in which it appears in this Report.

The technical information contained in this Report relating to exploration results is based on information compiled by Mr. Martin Pawlitschek, who is a Member of the Australian Institute of Geoscientists.  Mr. Pawlitschek is a consultant of Teranga and is not “independent” within the meaning of National Instrument 43-101.  Mr. Pawlitschek has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Mr. Pawlitschek is a “Qualified Person” in accordance with NI 43-101 and he consents to the inclusion in the report of the matters based on his information in the form and context in which it appears in this Report.